EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the nine months ended
	September 30,
	2006	2005

EARNINGS
Pre-tax income (loss)	$5,684	$(24,914)
Fixed charges	11,649	13,101
Total	$17,333	$(11,813)
FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$10,685	$12,114
Interest portion of rental expenses	964	987
Total fixed charges	$11,649	$13,101

Ratio of earnings to fixed charges	1.5 x	(a )

(a) Earnings were insufficient to cover fixed charges by $24.9 million for the nine months ended September 30, 2005.